

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2020

Kyle Badger
Senior Vice President, General Counsel and Secretary
Agilysys, Inc.
1000 Windward Concourse, Suite 250
Alpharetta, GA 30005

> **Re: Agilysys, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 24, 2020**
> **File No. 333-248273**

Dear Mr. Badger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael C. Foland at (202) 551-6711 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Huntington